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                                                                                Exhibit 12(b)

                              Entergy Gulf States, Inc.
             Computation of Ratios of Earnings to Fixed Charges and
        Ratios of Earnings to Combined Fixed Charges and Preferred Dividends



                                                 1994      1995     1996     1997     1998      1999
Fixed charges, as defined:
  Total Interest charges                        $204,134 $200,224 $193,890 $180,073 $178,220  $153,034
  Interest applicable to rentals                  21,539   16,648   14,887   15,747   16,927    16,451
                                                ------------------------------------------------------

Total fixed charges, as defined                  225,673  216,872  208,777  195,820  195,147   169,485

Preferred dividends, as defined (a)               52,210   44,651   48,690   30,028   32,031    29,355
                                                ------------------------------------------------------

Combined fixed charges and preferred            $277,883 $261,523 $257,467 $225,848 $227,178  $198,840
dividends, as defined                           ======================================================

Earnings as defined:

Income (loss) from continuing operations
  before extraordinary items and
  the cumulative effect of accounting changes   ($82,755)$122,919  ($3,887) $59,976  $46,393  $125,000
  Add:
    Income Taxes                                 (62,086)  63,244  102,091   22,402   31,773    75,165
    Fixed charges as above                       225,673  216,872  208,777  195,820  195,147   169,485
                                                ------------------------------------------------------

Total earnings, as defined (b)                   $80,832 $403,035 $306,981 $278,198 $273,313  $369,650
                                                ======================================================
Ratio of earnings to fixed charges, as defined      0.36     1.86     1.47     1.42     1.40      2.18
                                                ======================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                    0.29     1.54     1.19     1.23     1.20      1.86
                                                ======================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.


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